FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

1 October 2018

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and persons closely associated with the PDMRs

The following transactions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 27 September 2018:

Directors

Name	Shares acquired/allocated	Price per Share/ADS
Kathleen Casey	21 American Depositary Shares (representing 105 ordinary shares of US$0.50 each)	US$44.85901
Henri de Castries	197	US$8.9716
John Flint	4,411	US$8.9716
Irene Lee	121	US$8.9716
Iain Mackay	15,246	US$8.9716
Heidi Miller	9 American Depositary Shares (representing 45 ordinary shares of US$0.50 each)	US$45.06501
Marc Moses	15,176	US$8.9716
Mark Tucker	3,140	US$8.9716

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

Other PDMRs

Name	Shares acquired/allocated	Price per Share
Samir Assaf	11,736	US$8.9716
Peter Boyles	3,024 4,753	US$8.9716 £6.7834
Patrick Burke	3,279 989	US$8.9716 £6.8015
Andy Maguire	2,406	US$8.9716
Paulo Maia	2,426 5 3,027	US$8.9716 £6.8228 £6.7834
Charlie Nunn	767	US$8.9716
Noel Quinn	2,457	US$8.9716
Antonio Simoes	2,605	US$8.9716
Ian Stuart	923	US$8.9716
Peter Wong	6,578 13,954	US$8.9716 £6.7834

Persons closely associated ("CAP") with a PDMR

Name	Shares acquired/allocated	Price per Share
AstraZeneca Retirement Capital Plan (CAP of Jonathan Symonds)	422	US$8.9716
Susan Symonds (CAP of Jon Symonds)	54	US$8.9716
Camay Wong (CAP of Peter Wong)	280	US$8.9716

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Kathleen Casey

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside of a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$44.86	21	US$942.04
		Aggregated	US$44.859	21	US$942.04

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Henri de Castries

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	197	US$1,767.41
		Aggregated	US$8.972	197	US$1,767.41

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	4,411	US$39,573.73
		Aggregated	US$8.972	4,411	US$39,573.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Irene Lee

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	121	US$1,085.56
		Aggregated	US$8.972	121	US$1,085.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Iain Mackay

2 - Reason for the notification

Position/status			Group Finance Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	15,246	US$136,781.01
		Aggregated	US$8.972	15,246	US$136,781.01

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Heidi Miller

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$45.07	9	US$405.58
		Aggregated	US$45.065	9	US$405.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	15,176	US$136,153.00
		Aggregated	US$8.972	15,176	US$136,153.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Mark Tucker

2 - Reason for the notification

Position/status			Group Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	3,140	US$28,170.82
		Aggregated	US$8.972	3,140	US$28,170.82

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	11,736	US$105,290.70
		Aggregated	US$8.972	11,736	US$105,290.70

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Boyles

2 - Reason for the notification

Position/status			Chief Executive of Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	3,024	US$27,130.12
		Aggregated	US8.972	3,024	US$27,130.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.78	4,753	£32,241.50
		Aggregated	£6.783	4,753	£32,241.50

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	3,279	US$29,417.88
		Aggregated	US$8.972	3,279	US$29,417.88

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.80	989	£6,726.68
		Aggregated	£6.802	989	£6,726.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	2,406	US$21,585.67
		Aggregated	US$8.972	2,406	US$21,585.67

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	2,426	US$21,765.10
		Aggregated	US$8.972	2,426	US$21,765.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.82	5	£34.11
		Aggregated	£6.823	5	£34.11

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.78	3,027	£20,533.35
		Aggregated	£6.783	3,027	£20,533.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	767	US$6,881.22
		Aggregated	US$8.972	767	US$6,881.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	2,457	US$22,043.22
		Aggregated	US$8.972	2,457	US$22,043.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Group Managing Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	2,605	US$23,371.02
		Aggregated	US$8.972	2,605	US$23,371.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	923	US$8,280.79
		Aggregated	US$8.972	923	US$8,280.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	6,578	US$59,015.18
		Aggregated	US$8.972	6,578	US$59,015.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.78	13,954	£94,655.56
		Aggregated	£6.783	13,954	£94,655.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Jonathan Symonds

2 - Reason for the notification

Position/status			AstraZeneca Retirement Capital Plan, closely associated person of Jonathan Symonds, Deputy Group Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	422	US$3,786.02
		Aggregated	US$8.972	422	US$3,786.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Susan Symonds

2 - Reason for the notification

Position/status			Closely associated person of Jonathan Symonds, Group Deputy Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	54	US$484.47
		Aggregated	US$8.972	54	US$484.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Camay Wong

2 - Reason for the notification

Position/status			Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2018-09-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.97	280	US$2,512.05
		Aggregated	US$8.972	280	US$2,512.05

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 01 October 2018